UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       Cornerstone Propane Partners, L.P.
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                                (Name of Issuer)


                                  Common Units
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                         (Title of Class of Securities)


                                    218916104
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                                 (CUSIP Number)


                                October 28, 1997
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /X/      Rule 13d-1(b)
            / /      Rule 13d-1(c)
            / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 218916104


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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Pacific Mutual Holding Company
          33-0769202

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   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) / /

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   3.     SEC Use Only


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   4.     Citizenship or Place of Organization

          California

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                            5.    Sole Voting Power

                                  2,149,590

                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                N/A
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                2,149,590

                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  N/A

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   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,149,590

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  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                           / /


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  11.     Percent of Class Represented by Amount in Row (9)

          12.5

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  12.     Type of Reporting Person (See Instructions)

          HC

CUSIP Number 218916104


Item 1(a). Name of Issuer:

           Cornerstone Propane Parnters, L.P.

Item 1(b). Address of Issuer's Principal Executive Offices:

           432 Westridge Drive, Watsonville, California  95076

Item 2(a). Name of Person Filing:

           Pacific Mutual Holding Company

Item 2(b). Address of Principal Business Office or, if none, Residence:

           700 Newport Center Drive, Newport Beach, California  92660

Item 2(c). Citizenship:

           U.S.A.

Item 2(d). Title of Class of Securities:

           Common Units

Item 2(e). CUSIP Number:

           218916104

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  /_/ Broker dealer registered under Section 15 of the Act (15 U.S.C.
              78o).

     (b)  /_/ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) /_/ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) /_/ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) /_/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) /_/ An employee benefit plan or endowment fund in accordance with ss.240.13(d)-1(b)(1)(ii)(F).

     (g) /X/ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  /_/ Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP Number 218916104


     (a)  Amount beneficially owned: 2,149,590

     (b)  Percent of class: 12.5

     (c)  Number of shares as to which such person has: 2,149,590

          (i)  sole power to vote or to direct the vote: 2,149,590

          (ii) shared power to vote or to direct the vote: N/A

          (iii) sole power to dispose or to direct the disposition of: 2,149,590

          (iv) shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent or Less of a Class:

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          See Exhibit

Item 8. Identification and Classification of Members of the Group:

          N/A

Item 9. Notice of Dissolution of Group:

          N/A

Item 10. Certification:


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number 218916104

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2001



                                By: /s/ Larry Card
                                    --------------------------------------------
                                    Name:   Larry Card
                                    Title:  Executive Vice President

                                     EXHIBIT

                                     Item 7

Pacific Life Insurance Company and Pacific Life & Annuity Company, subsidiaries of the parent holding company.

Item 3 classification of each such company is (c).